Exhibit 99.2

TSX: EQX NYSE-A: EQX

Annual and Special Meeting of Shareholders
May 4, 2022

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual and special meeting (“Meeting”) of the shareholders of Equinox Gold Corp. (“Company”) held on May 4, 2022.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until his or her successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Mr. Ross Beaty – Chairman	151,590,845	99.68%	487,303	0.32%
Ms. Maryse Bélanger	136,032,647	89.45%	16,045,501	10.55%
Mr. Lenard Boggio – Lead Director	130,650,609	85.91%	21,427,538	14.09%
Mr. Francoise Bellemare	151,696,968	99.75%	381,179	0.25%
Mr. Gordon Campbell	149,547,904	98.34%	2,530,243	1.66%
Gen. Wesley Clark	151,021,829	99.31%	1,056,318	0.69%
Dr. Sally Eyre	142,020,769	93.39%	10,057,379	6.61%
Mr. Marshall Koval	135,756,762	89.27%	16,321,385	10.73%
Mr. Christian Milau	151,569,371	99.67%	508,775	0.33%

Item 2: Appointment of Independent Auditor

On a vote by ballot, the shareholders re-appointed KPMG LLP as auditor of the Company for the ensuing year and authorised the Board to fix the auditor’s pay.

Votes For	% For	Votes Withheld	% Withheld
172,333,430	99.61%	672,540	0.39%

Item 3: Amendment of the Company’s Restricted Share Unit Plan

On a vote by ballot, the shareholders approved a resolution to amend the Company’s Restricted Share Unit Plan (“Plan”) such that the number of shares issuable upon vesting of restricted share units granted under the Plan be increased from 7,000,000 to 12,400,000.

Votes For	% For	Votes Against	% Against
147,128,529	96.75%	4,949,616	3.25%

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Item 4: Advisory Resolution on Executive Compensation

On a vote by ballot, the shareholders approved a non-binding advisory resolution approving the Company’s approach to executive compensation.

Votes For	% For	Votes Against	% Against
147,794,753	97.18%	4,283,394	2.82%

Yours truly,

Equinox Gold Corp.

/s/ Susan Toews
General Counsel